UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2020

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Registrant)

By: /s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez

Title: CFO

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT

FOR FIRST QUARTER 2020

Panama City, Republic of Panama, April 15, 2020 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”), announced today its Board of Directors’ approval of a quarterly cash dividend of US$0.25 per share corresponding to the first quarter of 2020.

Mr. Jorge Salas, Bladex’s Chief Executive Officer stated the following: “With this dividend, our Board sends a message of confidence and reassurance of the Bank´s solid financial position. We believe that strong levels of capitalization, coupled with ample and prudent liquidity management and sound asset quality, represent key foundations for the business we operate, in the context of the unprecedented global impact of COVID-19 pandemic outbreak. At the same time, under the current market conditions, we have taken prudent measures in managing the Bank, including the Board’s decision to decrease the dividend for the first quarter of 2020 by 35%, which still represents a 54% payout with respect to quarterly earnings, and continues to offer an attractive return supporting the long-term interests of our shareholders.”

The cash dividend is payable May 13, 2020 to the Bank’s stockholders as of April 27, 2020 record date.

As of March 31, 2020, Bladex had 39,614,065.73 shares outstanding of all classes.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Monica Cosulich - SVP, Finance and Investor Relations

E-mail address: ir@bladex.com. Tel.: (+507) 210-8563

Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama